October 26, 2005

Frederick G. Anderson
Vice President - General Counsel
Texas Industries, Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, Texas  75247-6913

	Re:	Texas Industries, Inc.
      Form S-4 filed September 30, 2005
      File No. 333-128736

Dear Mr. Anderson:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide us with an executed supplemental letter that:
* states you are registering the exchange offer in reliance upon the relevant Exxon Capital no-action letters, and
* includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1 - Thompson & Knight Legal Opinion

2. We are unsure what you mean by the clause in paragraph (a) on page
2 of the opinion that begins "and except as rights to indemnity and contribution . . ." Please either remove this clause or explain it supplementally, but note that we may have additional comments.
3. Please delete the qualification you have included in paragraph
(b)
on the second page of the opinion. Counsel should opine on the enforceability of all provisions of the indenture and notes.

4. Since counsel is also opining that the securities are duly authorized, the opinion cannot be limited to Texas law. Some of the guarantors are incorporated in Louisiana, Virginia, Delaware, and California. Please revise.

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brigitte Lippmann at (202) 551-3713 or me at
(202) 551-3760 if you have any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Joe Dannenmaier
      Thompson & Knight L.L.P.
 	1700 Pacific Avenue, Suite 3300
      Dallas, Texas 75201

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Frederick G. Anderson
Texas Industries, Inc.
October 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE